UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As part of its ongoing strategic and internal restructuring, Captivision Inc., a Cayman Islands exempted company (the “Company”), determined that it was in the best interest of the Company to dispose of its interest in G-SMATT Europe Media Limited (“GSE”), which previously served as the Company’s European sales affiliate and partly owned subsidiary.

GSE does not have material assets other than its rights under a distribution agreement with Captivision Korea, Inc., a corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned subsidiary of the Company (formerly known as GLAAM Co. Ltd.) (“Captivision Korea”), dated May 18, 2020 (the “Distribution Agreement”), which has been terminated by Captivision Korea, effective as of September 19, 2024.

Debt Contribution Agreements

On September 25, 2024, the Company, GSE, and certain creditors of GSE (the “Contributors”) entered into contribution agreements (the “Contribution Agreements”), pursuant to which the Contributors agreed to contribute the respective outstanding balances remaining under their various debt agreements with GSE (the “Contributed Debt”) to the Company in exchange for the issuance by the Company of its ordinary shares, par value $0.0001 per share (“Shares”) in a debt to equity conversion transaction (the “Conversion”).

Pursuant to the Conversion, an aggregate of $978,273 of Contributed Debt was contributed to the Company in exchange for the issuance of an aggregate of 39,594 Shares at a conversion price per Share equal to $10.00 and an aggregate of 232,934 Shares at a conversion price per Share equal to $2.50.

The issuance of the Shares in the Conversion was made in reliance on an exemption for private offerings pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The foregoing description of the Contribution Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreements, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and the terms of which are incorporated herein by reference.

Equity Contribution Agreement

On September 25, 2024, the Company, GSE, and CSY Netherlands Holding BV (“CSY”) entered into a contribution agreement (the “Equity Contribution Agreement”), pursuant to which CSY agreed to contribute its $660,400 of equity in GSE to the Company in exchange for the issuance by the Company of an aggregate of 264,160 Shares at a conversion price per Share equal to $2.50 in an equity to equity conversion transaction.

The issuance of the Shares pursuant to the Equity Contribution Agreement was made in reliance on an exemption for private offerings pursuant to Section 4(a)(2) of the Securities Act. The foregoing description of the Equity Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Contribution Agreement, a copy of which is attached hereto as Exhibit 10.3, and the terms of which are incorporated herein by reference.

Subscription Agreements

As partial consideration for the transactions contemplated by the Equity Contribution Agreement, on September 25, 2024, the Company also entered into subscription agreements (the “Subscription Agreements”), with CSY and Cube Rental Inc. (“Cube Rental,” and together with CSY, the “Subscribers”), pursuant to which the Subscribers agreed to subscribe for and purchase from the Company an aggregate amount of $500,000 of Shares. The purchase price per Share was $1.65, resulting in the issuance of a total of 303,030 Shares.

The issuance of the Shares pursuant to the Subscription Agreements was made in reliance on an exemption for private offerings pursuant to Section 4(a)(2) of the Securities Act. The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements, the form of which is attached hereto as Exhibits 10.4, and the terms of which are incorporated herein by reference.

Share Purchase Agreement

On September 25, 2024, Captivision Korea entered into a share purchase agreement (the “SPA”) with certain purchasers named therein (the “Purchasers”), pursuant to which Captivision Korea agreed to sell and the Purchasers agreed to purchase Captivision Korea’s 76.6% ownership interest in GSE in exchange for a nominal aggregate purchase price of KRW 1 million (approximately $800). The sale is expected to close on or about September 25, 2024.

The SPA contains customary representations, warranties, conditions, and indemnification obligations of the parties thereto. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing is a brief description of the SPA and is qualified in its entirety by reference to the full text of the SPA, a copy of which is attached hereto as Exhibit 99.1.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Debt Contribution Agreement, dated September 25, 2024, by and among Captivision Inc., G-SMATT Europe Media Limited and Ho Joon Lee.
10.2	Debt Contribution Agreement, dated September 25, 2024, by and among Captivision Inc., G-SMATT Europe Media Limited and Cube Rental Inc.
10.3	Equity Contribution Agreement, dated September 25, 2024, by and among Captivision Inc., G-SMATT Europe Media Limited and CSY Netherlands Holding BV.
10.4	Form of Subscription Agreement
99.1	Share Purchase Agreement, dated September 25, 2024, by and among Captivision Inc., Mi Kyung Um and In Won Lee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chairman and Chief Executive Officer

Date: September 25, 2024